UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17 )*

First Franklin Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
320272 10 7
(CUSIP Number)
Terri Reyering Abare
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4001
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Voluntary
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30243C 10 7

1	NAMES OF REPORTING PERSONS Thomas H. Siemers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		204,548

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,656

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		162,663

WITH	10	SHARED DISPOSITIVE POWER

		248,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	410,870

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	30243C 10 7

1	NAMES OF REPORTING PERSONS The Franklin Savings and Loan Company Employee Stock Ownership Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

214,551

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,551

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

Explanatory Note
This Amendment No. 17 (this “Amendment”) amends and supplements the Statement on Schedule 13D (as last amended by Amendment No. 16 filed on or about February 11, 2010) relating to shares of common stock, par value, $0.01 per share of First Franklin Corporation, a Delaware corporation whose principal executive offices are located at 4750 Ashwood Drive, Cincinnati, Ohio 45241 (the “Issuer”), previously filed by Thomas H. Siemers, individually, and by The Franklin Savings and Loan Company Employee Stock Ownership Plan (the “ESOP”). This Amendment is being filed to update the Schedule 13D in light of recent events, including, but not limited to, the engagement of First Bankers Trust Services, Inc. (“First Bankers”) to serve as special trustee to the ESOP with respect to the proposal by Lenox Wealth Management, Inc. (“Lenox”) to purchase the common stock held by the ESOP (the “Lenox Proposal”), which engagement eliminated any and all dispositive power that Mr. Siemers, in his role as trustee to the ESOP, otherwise may have had over the ESOP shares with respect to the Lenox Proposal.
Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Siemers may be deemed, under certain circumstances, to beneficially own 410,870 shares (24.4% of the Issuer’s total issued and outstanding common stock) and 214,551 shares (12.7% of the Issuer’s total issued and outstanding common stock) owned by the ESOP. As trustee of the ESOP, Mr. Siemers may be deemed to have shared investment power with respect to the ESOP shares, under certain circumstances, as described below.

(b)	Mr. Siemers has sole voting power with respect to 162,663 shares which he owns directly and 41,885 shares allocated to his ESOP account.

At May 18, 2010, there were 214,551 shares of the Issuer owned by the ESOP, all of which are allocated to the accounts of ESOP participants. Under the terms of the ESOP, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants. Shares as to which no voting instructions are received are voted by the ESOP trustee in the same proportion as those for which voting instructions are received from participants. At May 18, 2010, 172,666 shares were allocated to accounts of ESOP participants other than Mr. Siemers.

Mr. Siemers has shared dispositive power with respect to the 214,551 shares owned by the ESOP, except with respect to the Lenox Proposal. The Company has engaged First Bankers to serve as special trustee for the ESOP (the “Special Trustee”) with respect to the Lenox Proposal and, accordingly, Mr. Siemers has no dispositive power, shared or otherwise, as ESOP trustee with respect to the Lenox Proposal. Mr. Siemers informed Lenox of the appointment of the Special Trustee by letter dated May 6, 2010, which letter is filed as Exhibit 99.1 hereto. On May 13, 2010, Mr. Siemers responded to certain statements made by Lenox regarding the appointment of the Special Trustee, which letter is filed as Exhibit 99.2 hereto. On May 18, 2010, Mr. Siemers responded to a letter dated May 14, 2010 from Lenox, which letter is filed as Exhibit 99.3 hereto.

Mr. Siemers has sole dispositive power with respect to the 162,663 shares he owns directly.

The trustee has limited power to dispose of the ESOP shares, as set forth in the ESOP and the related trust agreement. The trustee is directed by the ESOP to invest ESOP assets primarily in shares of the Issuer.

The ESOP expressly disclaims beneficial ownership of any shares of the Issuer beneficially owned by Mr. Siemers that are not reported above as being owned by both of them. Mr. Siemers expressly disclaims beneficial ownership of the 33,656 shares of the Issuer held by his spouse.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 7. Material to be Filed as Exhibits
99.1	Letter dated May 6, 2010, from Thomas H. Siemers, Trustee of The Franklin Savings and Loan Company Employee Stock Ownership Plan, to Lenox Wealth Management, Inc.

99.2	Letter dated May 13, 2010, from Thomas H. Siemers, Trustee of The Franklin Savings and Loan Company Employee Stock Ownership Plan, to Lenox Wealth Management, Inc.

99.3	Letter dated May 18, 2010, from Thomas H. Siemers, Trustee of The Franklin Savings and Loan Company Employee Stock Ownership Plan, to Lenox Wealth Management, Inc.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 20, 2010

THE FRANKLIN SAVINGS AND LOAN COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

/s/ Thomas H. Siemers	/s/ Thomas H Siemers

Thomas H. Siemers	Thomas H. Siemers, Trustee